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                                                              Filed by SDL, Inc.
                                                      Pursuant to Rule 425 under
                                                     the Securities Act of 1933,
                                                    as amended, and deemed filed
                                                      pursuant to Rule 14a-12 of
                            the Securities and Exchange Act of 1934, as amended.
                                                    Commission File No.: 0-25688
                                                      Subject Company: SDL, Inc.


                            Q3 `00 EARNINGS RELEASE
                     SCRIPT FOR CONFERENCE CALL ON 10/19/00

================================================================================

I.   OPERATOR

     Ladies and gentlemen, thank you for standing by. Welcome to the SDL, Incorporated third quarter earnings release conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the "1" followed by the "4" on your push button phone. And, as a reminder, this conference is being recorded. I would now like to introduce your host for today's conference, Ms. Stephanie Mishra of the Financial Relations Board. Please go ahead, ma'am.

II.  DISCLAIMER - HOST, STEPHANIE MISHRA

     Good afternoon, and thank you for joining us to discuss SDL's third quarter results. You should have received a copy of the earnings release already. If not, please call us at the Financial Relations Board at (415) 986 1591 and we will fax a copy of the release to you right away.

     Before we begin, I'd like to point out that certain statements made in the course of this conference call that state SDL's or management's intentions, hopes, goals, beliefs, expectations, projections, plans, anticipation, outlook or predictions of the future are forward looking statements. Such statements include projected sequential quarterly revenue growth of 15% or better, future operating margin, R&D expense and interest income growth, year-over-year revenue growth of 100% to $1 billion or greater in 2001, an increased tax rate, the growth potential and market size for new product lines including Raman and erbium doped fiber amplifiers, transmitters, receivers, network monitors, AWGs, modulators, and 980 and 1400 nm lasers, anticipated production and shipment dates for several large new orders and new products, expansion of the company's facilities, production level expansions by five times, anticipated growing customer demand, the company's belief that several of its new products will be qualified and meet customer specifications, the expected revenue from certain customers, the expected close of key contracts, the order growth potential with Huawei, and the anticipated completion date for its merger with JDS Uniphase. All forward-looking statements are made as of today, and SDL disclaims any duty to update such statements. It is important to note that the


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company's actual results could differ materially from those projected in such forward-looking statements. For factors that could cause the anticipated results not to occur please see the risk factors listed from time to time in the company's SEC reports including but not limited to the annual report on Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarters ended March 31 and June 30, 2000. Copies of these filings may be obtained by contacting SDL or the SEC.

     With us today are SDL's Chief Executive Officer, Don Scifres, Chief Financial Officer, Mike Foster, and Greg Dougherty, our Chief Operating Officer. I'd like to now turn the call over to Don Scifres to provide an overview of the results of the business.

III. CEO INTRODUCTION

     Thank you, Stephanie. Good afternoon ladies and gentlemen, and thank you for joining us today for a discussion of our results for the third quarter of 2000.

     It is great to be able to again report record revenues and earnings. Frankly, I'm thrilled with our third quarter performance which easily exceeded market expectations. Our record results are a tribute to the many employees in our company who put out the extra effort to fulfill the continued ramping customer demand. A highlight for the quarter is that our revenue per employee advanced to over $300,000 per year, well above the average in our industry, and a record for SDL. I would like to thank all of our employees personally for this outstanding achievement.

     In Q3, we achieved sequential revenue growth of 33% with proforma operating income growing 52% sequentially. Our year over year results are also noteworthy with total revenue growth of 208%, or over three times that of 12 months ago while proforma EPS is up over four times, or 305%. We believe this financial performance is likely the best in the industry.

     Behind this performance is our continued ability to substantially grow revenue from our fiber optics products. Specifically, our fiber optics revenue was up 38% sequentially and up 332% versus one year ago. Our customer base became more diverse as our acquisitions broadened our product lines and a number of our recent design wins at newer customers started ramping production. I am pleased to say that 90% of our revenue came from our commercial fiber optic products. Our manufacturing teams produced record unit volumes in virtually every


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division, helping our gross margin to improve by four points sequentially. Our new acquisitions have performed well and helped to generate this improvement in gross margin. At the bottom line, we had record results with proforma EPS up 36% sequentially. In short, Q3 was an outstanding quarter in virtually all respects.

     I will discuss our prospects for continued growth, including the status on the ramp of some of our exciting new products, and the pending merger with JDS Uniphase in a few minutes but first let me turn the call over to Mike to give you more detail on the Q3 financials.

IV.  CFO REVIEW OF THIRD QUARTER FINANCIAL PERFORMANCE

     Thank you, Don, and good afternoon. As Don just said, SDL continued its industry-leading financial performance in the third quarter. The company handily exceeded consensus estimates for revenue, margins and earnings per share. Let me now discuss the details behind this outstanding quarter.

     Our earnings are again presented excluding non-cash charges for acquisition-related expenses, amortization of intangible assets and stock compensation. This quarter, in order to provide a clearer view of operations and consistent with other leading technology companies such as Cisco and JDS Uniphase, we have also excluded payroll taxes on stock option exercises from the pro-forma earnings shown in our press release. Because this is different from our methodology in prior periods, we will give you the results both with and without the adjustment for stock option taxes.

     Total revenue for the September quarter was a record $146.5 million. This is a 208% increase compared to $47.5 million for the corresponding 1999 quarter. Sequentially, total revenue increased 33% from the $110.5 million reported for June. Sales of fiber optic communications products were up 38% sequentially, and up by a factor of 4.3 or 332% over the prior year quarter. Fiber optic communications products represented a record 90% of total revenue in the quarter.

     Sequential growth remained strong in both terrestrial and undersea sectors of our DWDM business. Terrestrial revenue, driven by demand for equipment for higher channel count and faster data rate systems, was up 42% sequentially and up 433% over the prior year quarter.


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Undersea revenue was up 28% sequentially, and represented 25% of total SDL revenue. Undersea revenue is up over three times that of the prior year quarter.

     The overall base of large customers continued to broaden. In the third quarter, we had five 10% customers, Alcatel, Lucent, Corning, JDS Uniphase and our second undersea chip customer, still unnamed. This gave us five customers with over $15 million of quarter revenue versus one last quarter and none last year. We also had another customer with $11 million of revenue in the quarter.

     Gross margin was a record 56.6% in the quarter, up four points from the previous quarter, and up 13 points from one year ago. The gross margin was 55.8% including stock option taxes. This sequential increase was due to continued mix, yield and efficiency improvements in our base business and strong margins at SDL PIRI.

     Research and development expense increased 32% sequentially and was 6.8% of revenue in Q3. Including stock option taxes, R&D increased 37% sequentially and was 7.1% of revenue.

     Pro-forma SG&A expense was 10.4% of revenue in Q3, down from 11.4% in Q2. Including stock option taxes, SG&A was 11.2% of revenue.

     Pro forma operating income was a record $57.7 million for the quarter and a record 39.4% of revenue. Pro forma operating income increased by 52%, or five percentage points, over the June quarter, and by six times, or twenty percentage points over the prior year quarter. This income excludes $2.7 million of stock option taxes; the operating margin would be 37.6% including these taxes.

     Pro forma net income for the September quarter was a record $40.4 million, or 27.6% of revenue, and 45 cents a share on a diluted basis. This represents a 305% increase over diluted earnings per share in Q3 of 1999. EPS would be two cents lower, 43 cents, without the stock option tax adjustment.

     Turning to the balance sheet, we have $384 million of cash and cash investments, with working capital of $458 million. Q3 cash flow from operations was again positive, $26 million, driving year-to-date cash flow to $112 million. Capital expenditures totaled $24 million in Q3. Days sales outstanding in receivables decreased to 51 days from 55 days at June. Inventory turns remained at 5.0.


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     To summarize the Q3 highlights from a financial perspective, we would note:
the continued rapid revenue growth in both the terrestrial and undersea fiber optic market sectors, higher margins due to operating efficiencies, improved product mix and higher yields, and continued strong positive cash flow.

     For Q4, we are again projecting sequential revenue growth of 15% or better, with operating margins and interest income similar to that achieved in Q3. This is basically the same quarterly revenue growth guidance we have given, excluding acquisition impacts, for the last year. Q4 diluted share count is projected at 92 million shares. Please also note that it is possible that, because of the great increase in profitability, we will need to increase the year-to-date tax rate to 37% in Q4.

     Forecasting into 2001, we estimate that we will generate year-over-year revenue growth in the range of 100%. Our long-term model for operating margin remains low to mid 30s, and our guidance is that operating margins will trend toward that range over time as we grow our R&D back towards our target of 9% of revenue.

     This completes my review of our financial results and guidance. Consistent with the SEC's new Regulation FD, we will not be able to provide any updates of this financial guidance until the next quarter's conference call, except by press release or public conference call. I will now turn the call back to Don to give you an update on further developments at the company during the third quarter.

V.   CEO REPORT

     Thank you, Mike. I'm sure you can tell from our operating results that SDL's market position has never been stronger. In the next few minutes, I'll describe some of the highlights of Q3 including the status of some of our recent new product introductions and acquisitions which helped lead to these record results. I'll also give you a brief update on the status of our pending merger with JDSU.

     Let's begin with Q3 highlights. In the third quarter, 90% of our revenue came from fiber optic products versus 64% in Q3'99, and 38% in Q3'98. Clearly, we have successfully repositioned the company in the sweet spot of today's fiber optics industry. Our goal is to continue to position ourselves at the leading edge high growth portion of the business. To



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achieve this, we believe we have added many new product lines with strong future growth potential. These include light modulators and drivers, multiplexors and demultiplexers, optical receiver and driver modules, variable optical attenuators, network monitors, tunable filters and Raman and erbium doped fiber amplifiers. Many of these new products exhibit some of the world's best technical solutions and are enabling our customers to continue to drive systems performance to higher speeds, longer distances and lower costs. We continue to design in anticipation of the major fiber optic industry trends of higher channel count, higher data rates, all optical networks and longer distances before optical to electrical conversion. We believe that by servicing these trends we can continue to achieve our lofty revenue goals going forward.

     There are a number of specific examples of our ability to service these trends, which I'd like to highlight for you today. First, we are proud to announce that we have been awarded our first large orders to supply a very exciting new product. The product is a combination of Raman and erbium doped fiber amplifiers which work together to optimize long haul DWDM transmission. These orders are from a major player in the fiber optics network market. Shipments are expected to begin in Q4. As you are probably aware, Raman amplifiers enable higher data rates over longer distances in fiber optic systems. As such, Raman is the new rage in amplification. Strategies Unlimited has projected the Raman amplifier market to reach approximately $2 billion by 2003. This is on top of an estimated 3.5 dollar billion EDFA market in that year. We expect a significant portion of the future EDFA market will have Raman and EDFA capability working in combination, as does our present design. Our customer has indicated to us that the new SDL Raman/EDFA product was chosen due to its superior technical performance in their system. These orders are the result of a long design and qualification cycle and a close working relationship with this very important customer. We are expanding our facilities in Santa Clara, California by about 50,000 square feet in part to accommodate our anticipated demand for Raman and EDFA amplifiers from both, this first customer and other new Raman customers with which we are presently working.

     In the fourth quarter, we anticipate shipping not only the new Raman/EDFA product but also our first InP semiconductor Raman pump lasers operating in the 1400 nm wavelength band. These represent the commercial introduction of the very high power 700 mW semiconductor lasers we described at OFC in March of this year. We believe that the market opportunity for our InP Raman lasers could be as large as that we are now seeing for our 980 nm product line within a few years. Obviously, we're very excited about the future opportunities created by our emerging Raman/EDFA amplifier and Raman laser product lines.


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     The future opportunities for our newly acquired mux-demux AWG product line are also growing. This is, of course, the set of products we acquired in our merger with Photonics Integration Research, Inc. Yesterday, we announced sizable orders from Huawei, a new customer in China for these AWG products. We believe our relationship with Huawei has high future growth potential as they are a leader in the Chinese long haul DWDM market.

     We had very strong bookings in this quarter for these AWG products. In addition to Huawei, we received production orders from three new customer programs in Q3. As such, we are continuing our plans for expanding the PIRI facilities by a factor of almost 3 over the next six months. We have just about completed a 24,000 square foot expansion of our existing building and also purchased an adjacent building with an additional 47,000 square feet. The goal is to be able to make five times as many units as we make today over the next 18 months. This expanded new capacity is expected to enable production of several new AWG products as well. One of these is an L Band AWG. The L Band is becoming a very important area for communications. In Q3, we began shipping these L Band AWGs.

     We are adding greater functionality to the AWG product line by integrating new optical devices with the AWGs as well. As an example, we are presently testing AWGs with variable optical attenuators in each channel. This will reduce the cost, size and optical loss relative to having AWGs and VOAs as separate products connected by fibers. AWGs integrated with interleavers are under development as well. Such advances will open up new markets and enable new customer capabilities in higher channel count DWDM systems. AWGs with increasing levels of functionality enabled by optical integration in silica clearly present a high growth opportunity. As you can tell from our facilities expansion and new product development activity, we are very excited about the future for SDL's AWG products.

     SDL is also highly optimistic about high growth opportunities at SDL Veritech, which we acquired seven months ago. Veritech is a leader in designing high-speed receivers and modulator drivers. This leadership has led to a large new contract with a leading supplier to the undersea fiber optic networks market. Under this agreement, SDL Veritech will supply an expected tens of millions of dollars of advanced high-speed low noise transmitter and receiver products over the next 24 months. We also expect to firm up multiyear contracts of similar value with two key terrestrial customers in Q4. In order to accommodate the growing list of Veritech customers, we are expanding our New Jersey facility from approximately 18,000 square feet to over 130,000 square feet. This expansion will be done in two steps. The first expansion to approximately 70,000 square feet is expected to be capable of producing product in Q1 of 2001. We are


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presently rapidly adding and training staff as well as purchasing new automated equipment for Veritech. We expect to achieve production rates approximately five times larger than today in the next 12 - 18 months.

     I should mention that a similar expansion scenario exists for SDL Queensgate, another recent acquisition. Queensgate's optical network monitors which measure the wavelength and the power of each channel are just beginning to be installed into fiber optic systems. The desire of systems integrators not to perform costly optical to electrical to optical conversion promises to rapidly increase the use of Queensgate's network monitors. The addition of the SDL sales force working with Queensgate has opened up new opportunities for our state-of-the-art 256-channel C and L band monitors. We have won two major orders for our equipment and have another four recent design wins. We again are well positioned at the leading edge of a new market with a billion dollar potential over the next several years. This is exactly the spot where we like to be positioned, at the leading edge technically with large market opportunities.

     Our lithium niobate light modulator business is also doing very well. The team in the UK is continuing to ramp up their 10 Gbs programs. We received two new multimillion dollar orders this quarter. We expect to be growing our revenues for modulators by well over 30% per quarter going forward.

     Finally, I would be remiss if I did not mention our incredibly successful 980 nm pump product lines. I continue to be amazed by our success in this area.

     I would highlight the progress we are making with our new 300 mW 980 nm grating stabilized pump module product. This is the world's highest power Telcordia-qualified 980 nm pump module. It is used in high channel count EDFAs. In Q4, we are beginning volume production of this new product. Demand for all of our 980 modules continues to be strong. As such, we are planning to once again expand our Victoria, British Columbia pump module manufacturing facility. We will be adding 23,000 square feet by the end of this year. We are currently in the late planning process for an additional 120,000 square feet. We are continuing to push for unit volume expansions of up to five times over the next 12 - 18 months.

     Our undersea 980 nm business is also expanding rapidly; it grew by 28% sequentially in Q3. In Q4, we expect to begin production of our new high power 980 nm undersea chip that is capable of allowing record power levels from undersea pump modules. Specifically, this new chip will allow over 200 mW from undersea pump modules which is almost double the power


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levels of prior modules. The submarine market is rapidly raising power requirements for 980 nm pumps. Our chip's unprecedented power level and reliability are expected to enable even higher channel count undersea systems to be deployed going forward.

     So there you have it. Our leading edge products are again opening up new opportunities for growth, and our acquisitions are fulfilling our strategy to rapidly expand into new emerging markets. As Mike indicated, we expect to be over a one billion dollar company in 2001. We may be able to do significantly better than that. Of course, since we expect to be part of JDS Uniphase by that time, I don't expect to be reporting separately on that to you.

     With regard to the JDS Uniphase merger, I'd like to briefly update you on the status. At this time, we have completed a majority of the document submittals required in the second request by the Department of Justice. We believe we will finish all the required submittals within the next month. We continue to believe the process will be completed in December so that we will close the merger prior to year-end. As the discussions with the Department of Justice officials are ongoing, I'm afraid I cannot elaborate further on this subject in the question and answer session.

     At this time, however, I would be glad to take questions on all other topics. Thank you for your attention and support.

VI.  Q&A - OPERATOR

     Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you will need to press the "1" followed by the "4" on your push-button phone. You will hear a three-tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the "1" followed by the "3" on your push-button phone. If you are using a speakerphone, please pick up the hand set before pressing the numbers. One moment for the first question, please.

VII. SUMMARY


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     Thank you for your questions and for participating in SDL's third quarter earnings release conference call. As this may be our last earnings call before the merger is complete, I would say that it has been a great pleasure working with everyone in the financial community and I hope to continue to interact frequently with you as a member of JDS Uniphase. As always, between now and the close, Mike and I will be pleased to speak with you to discuss our business and long term growth prospects.

VIII. SEC STATEMENTS - HOST, STEPHANIE MISHRA

You are urged to read the proxy statement/prospectus included in JDS Uniphase Corporation's Registration Statement on Form S-4 in connection with the merger of JDS Uniphase and SDL, Inc. filed with the SEC because the proxy statement/prospectus and the Registration Statement on Form S-4 contain important information. You can get copies of the proxy statement/prospectus and the Registration Statement on Form S-4 and any other relevant documents, for free at the SEC's web site, and copies of our reports, proxy statement and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134, Attention: Investor Relations, Telephone (408) 943 4343.





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